UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 *

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102(1)

(CUSIP Number)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

+1(212)750-6474

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 53225G102		13G

1.	Names of Reporting Persons Xin (Kevin) Wen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,542,541 Ordinary Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,542,541 Ordinary Shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,542,541 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 53225G102		13G

1.	Names of Reporting Persons Vitz Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,542,541 Ordinary Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,542,541 Ordinary Shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,542,541 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53225G102	13G

Item 1.
	(a)	Name of Issuer LightInTheBox Holding Co., Ltd.
	(b)	Address of Issuer’s Principal Executive Offices Building 2,Area D,Floor1-2,Diantong Times Square No .7 Jiuxianqiao North Ro ad Chaoyang District, Beijing 100020 People’s Republic of China

Item 2.
	(a)	Name of Person Filing This schedule is filed by and on behalf of: 1 Xin (Kevin) Wen 2 Vitz Holdings Limited
	(b)	Address of the Principal Office or, if none, Residence
		1	Xin (Kevin) Wen	Building 2, Area D, Floor 1-2, Diantong Times Square No .7 Jiuxianqiao North Road Chaoyang District, Beijing 100020 People’s Republic of China
		2	Vitz Holdings Limited	Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.
	(c)	Citizenship
		1	Xin (Kevin) Wen	People’s Republic of China
		2	Vitz Holdings Limited	British Virgin Islands
	(d)	Title of Class of Securities Ordinary Shares
	(e)	CUSIP Number 53225G102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 53225G102	13G

	Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
1	Xin (Kevin) Wen	6,542,541	6.4%	6,542,541	0	6,542,541	0
2	Vitz Holdings Limited	6,542,541	6.4%	6,542,541	0	6,542,541	0

Vitz Holdings Limited is the record holder of 6,542,541 Ordinary Shares of the Issuer. Vitz Holdings Limited is wholly owned by Xin (Kevin) Wen. Mr. Wen has voting and investment power with respect to these Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

CUSIP No. 53225G102	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2014

Xin (Kevin) Wen

/s/ Xin (Kevin) Wen
Signature

Vitz Holdings Limited

/s/ Xin (Kevin) Wen
Signature
Name: Xin (Kevin) Wen
Title: Director